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July 26, 2012	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

John M. Ganley

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Municipal Target Term Trust
File Nos. 333-176553 & 811-22603

Dear Mr. Ganley:

We received an oral comment from you on July 20, 2012 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by BlackRock Municipal Target Term Trust (the “Fund”) on June 26, 2012 (the “Amendment”), containing the Prospectus and Statement of Additional Information for the Fund. We have considered your comment to the Amendment and, on behalf of the Fund, our response to this comment is set forth below.

This change will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof. The Fund intends to begin its marketing period on or about July 27, 2012 and anticipates requesting acceleration of the effectiveness of the Registration Statement on or about August 28, 2012.

For ease of reference, we have included your comment below followed by our response.

John M. Ganley

July 26, 2012

Comment and Response

In the section of the Statement of Additional Information captioned “Investment Policies and Techniques—Strategic Transactions and Other Management Techniques—Credit Default Swap Agreements,” please add disclosure clarifying that the Fund, if a protection seller, will segregate with its custodian liquid assets or cash with a value at least equal to the full notional amount of the credit default swap.

The Fund made the requested clarification.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon